Exhibit 8.2

July 1, 2022

Progress Financial Corporation

201 Williams Avenue, SQ

Huntsville, AL 35801

Re:	Agreement and Plan of Merger dated as of May 3, 2022 (the ”Agreement”) by and between Progress Financial Corporation (“Progress” or the “Company”) and United Community Banks, Inc. (“UCBI” or “United”), which provides for the merger of Progress with and into UCBI (the “Merger”)

Ladies and Gentlemen:

This letter is in response to your request pursuant to Section 7.3(c) of the Agreement that we provide you with our opinion with respect to certain of the federal income tax consequences of the consummation of the transactions set forth in the Agreement. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.1 In rendering this opinion, we have relied upon the facts presented to us in (i) the Agreement and (ii) the Proxy Statement-Prospectus of Progress and UCBI filed with the Securities and Exchange Commission as part of UCBI’s Registration Statement on Form S-4, including the exhibits thereto (the “Proxy Statement-Prospectus”). Additionally, we have relied upon the representations of management of Progress and representations of management of UCBI set forth in certificates of officers of those entities (collectively, the “Certificates”) (the Agreement, Certificates and any other documents and records as the undersigned has deemed necessary in order to enable the undersigned to render the opinions expressed below, are collectively referred to herein as the “Documents”).

In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusions reached in this opinion.

1 Unless otherwise specified, all section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”), and the treasury regulations promulgated thereunder (the “Regulations”).

Progress Financial Corporation

In addition, for purposes of rendering the opinions expressed below, we have assumed, with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had the legal capacity to do so, (v) the Merger and the transactions contemplated in the Agreement will be effected in accordance with the terms thereof, and (vi) the Merger will be reported by Progress or UCBI on their respective federal income tax returns in a manner consistent with the opinion set forth below.

Finally, we have assumed that the representations contained in the Certificates are accurate and complete and will be accurate and complete as of the Effective Time of the Merger and that all such representations made to the knowledge of any person or entity or with similar qualifications are and will be true and correct as if made without such qualifications. Capitalized terms used and not defined herein have the meaning given to them in the Agreement.

PROPOSED TRANSACTION

Based solely upon our review of the Documents, we understand that the proposed transaction will occur as follows:

UCBI is a banking holding company under the laws of the United States. Incorporated under the laws of the State of Georgia, UCBI is the parent company of one or more subsidiaries including United Community Bank, a South Carolina state-chartered bank and wholly-owned subsidiary of UCBI (“UCBI Bank”). UCBI specializes in personalized community banking services for individuals, small businesses and companies throughout its geographic footprint, including in Florida under the brand Seaside Bank and Trust. Services include a full range of consumer and commercial banking products, including mortgage, advisory, treasury management and wealth management.

Progress is an Alabama corporation based in Huntsville, Alabama and is the parent company of one or more subsidiaries including Progress Bank and Trust, an Alabama state-charted bank and wholly-owned subsidiary of the Company (“Company Bank”) providing banking and other financial institution services to its customers.

The purpose of the Merger is to enable UCBI to acquire the assets and business of Progress through the merger of Progress with and into UCBI. Immediately upon the Effective Time, Progress’s corporate existence will cease, UCBI will be the surviving corporation and as a result, UCBI will succeed to all of the assets and liabilities of Progress. After the Merger, the operations and business of Progress will be continued by UCBI. Immediately after the Merger, Company Bank will be merged with and into UCBI Bank, with UCBI Bank being the surviving subsidiary bank of UCBI. UCBI and Progress have represented in the Certificates that each has a significant business purpose for the Merger.

By virtue of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for Dissenting Shares, shall be converted into the right to receive 0.770 validly issued, fully paid, and nonassessable shares of Parent Common Stock.

Progress Financial Corporation

All of the shares of Company Common Stock converted into the right to receive Parent Common Stock pursuant to Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each Certificate previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon surrendered in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised dissenters’ rights in respect of such shares in accordance with Sections 10A-2A-12.01, et seq. shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with the Appraisal Statutes; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to dissent pursuant to the Appraisal Statutes, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Appraisal Statutes, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5(a).

At the Effective Time, each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under the Progress Financial Corporation 2016 Equity Incentive Plan that is outstanding immediately prior to the Effective Time shall vest and be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award. The Surviving Corporation shall issue the consideration described in Section 1.7(a) (together with any accrued but unpaid dividends corresponding to the Company Restricted Stock Awards that vest in accordance with Section 1.7(a)), less applicable tax withholdings.

Prior to the Effective Time, each holder of an option to acquire shares of Company Common Stock issued pursuant to the Company Equity Plan, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall have the ability to deliver to Parent, at least five (5) days prior to the Closing Date, a Stock Option Cash-Out Agreement, which shall be in form and substance reasonably acceptable to Parent, whereby such Company Option shall be cancelled and converted automatically into the right to receive a cash payment from Parent equal to the product of (i) the excess, if any, of (A) the product of (x) the Exchange Ratio, multiplied by (y) the closing sale price of Parent Common Stock on the full trading day immediately preceding the Closing Date as reported on the NASDAQ, over (B) the exercise price of each such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option.

Progress Financial Corporation

Notwithstanding Section 1.7(b), the number of Company Options converted into a right to receive the Option Cash-Out Amount shall not exceed twenty-five percent (25%) of the total number of Company Options outstanding as of immediately prior to the Effective Time. If holders of Company Options deliver Option Cash-Out Agreements that represent an aggregate number of Company Options that exceeds the Option Cash-Out Limit, then immediately prior to the Effective Time, each Option Cash-Out Agreement shall, without any further action on the part of the holder of the underlying Company Options, be automatically amended to entitle such holder to (i) receive a cash payment from Parent equal to the product of (A) the Option Cash-Out Amount multiplied by (B) the quotient of (x) the Option Cash-Out Limited divided by (y) the total number of Company Options subject to Option Cash-Out Agreements and (ii) retain and have assumed by Parent pursuant to Section 1.7(d) the Company Options which are not converted into the right to receive a cash payment from Parent as a result of the number of Company Options subject to Option Cash-Out Agreements exceeding the Option Cash-Out Limit.

As of the Effective Time, each outstanding Company Option other than any company Option cancelled in exchange for cash pursuant to Section 1.7(c), shall be assumed by Parent substantially in accordance with the Company Equity Plan. From and after the Effective Time, (i) each Assumed Option may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to such Assumed Option shall be equal to (A) the number of shares of Company Common Stock subject to such Assumed Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio (rounded down to the nearest whole number), and (iii) the per share exercise price under each such Company Option shall be adjusted to equal the quotient of (x) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (y) the Exchange Ratio (round up to the nearest whole cent). It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Code, as to any stock option which is an “incentive stock option”.

LAW

A.                 Statutory Requirements of “A” Reorganization

Section 368(a)(1) of the Code defines “reorganization” to include several different types of transactions. An “A” reorganization is defined as a “statutory merger or consolidation.”2  The Regulations generally provide that a statutory merger or consolidation is a transaction effected pursuant to a statute in which, as a result of the operation of such statute, all of the assets and liabilities of the transferor combining unit (i.e., the target corporation) become the assets and liabilities of one or more members of the transferee combining unit (i.e., the acquiring corporation and its subsidiaries), and the target corporation ceases its separate legal existence.3

2 Code § 368(a)(1)(A).

[3]	Treas. Reg. § 1.368-2(b)(1)(ii).

Progress Financial Corporation

B.                 Applicable Judicial Doctrines

In addition to the statutory requirements discussed above, three judicial doctrines must be satisfied to qualify for income non-recognition treatment under Section 368(a): (i) continuity of interest (“COI”), (ii) business purpose, and (iii) continuity of business enterprise (“COBE”). COI requires a substantial part of the value of the proprietary interests in the target corporation to be preserved in the reorganization.4 In general, COI exists if the target’s shareholders receive consideration for their target stock that is at least 40% equity by value.5 The business purpose doctrine requires the reorganization to be in furtherance of a bona fide business purpose other than the avoidance of tax.6  COBE exists if the acquiring corporation either (a) continues the target’s historic business or (b) uses a significant portion of the target’s historic business assets in a business after the reorganization.7  The fact that the acquiring corporation is in the same line of business as the target corporation tends to establish COBE, but is not alone sufficient.8

C.                 Tax Consequences of Reorganization

Reorganizations are subject to special tax treatment under the Code. The target corporation that transfers its assets to an acquiring corporation recognizes neither gain nor loss if, pursuant to a plan of reorganization, the target corporation receives stock or securities of another corporation that is also a party to the reorganization.9  Likewise, the acquiring corporation will not recognize any gain or loss upon the issuance of its stock in exchange for the target corporation’s properties.10 The acquiring corporation’s basis in the assets transferred from the target corporation will be equal to the target corporation’s basis in such assets, increased by the amount of gain recognized by the target corporation on such transfer, if any.11 The target corporation’s tax attributes generally carry over to the acquiring corporation.12  Shareholders of the target corporation who, pursuant to a plan of reorganization, exchange their stock or securities for stock or securities of another corporation that is a party to the reorganization recognize no loss and generally recognize gain only to the extent that other property is received.13  Each of the target corporation’s former shareholders’ basis in the stock received by such shareholder from the acquiring corporation will be equal to the basis in the target corporation stock surrendered by such shareholder, decreased by the amount of cash or other property received by such shareholder, and increased by the amount of gain recognized by such shareholder.14

[4]	Treas. Reg. § 1.368-1(e).

[5]	See Treas. Reg. § 1.368-1(e)(2)(v), Ex. 1.

[6]	See, e.g., Treas. Reg. § 1.368-2(g) (tax-free reorganization “must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization”). See also Gregory v. Helvering, 293 U.S. 465 (1935).

[7]	Treas. Reg. § 1.368-1(d)(1). The target’s historic business is the business it has conducted most recently, and the historic business assets are the assets used in target’s historic business. Treas. Reg. § 1.368-1(d)(2).

[8]	Treas. Reg. § 1.368-1(d)(2)(i).

[9]	See Code §§ 357, 361. A “party to a reorganization” includes (i) a corporation resulting from a reorganization, and (ii) both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. Code § 368(b).

[10]	Code § 1032(a). See also Treas. Reg. § 1.1302-2.

[11]	Code § 362(b).

[12]	Code § 381(a).

13 See Code §§ 354, 356.

14 Code § 358(a).

Progress Financial Corporation

OPINION

Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code to which Progress and UCBI will each be a “party to the reorganization” under Section 368(b) of the Code. Accordingly, it is our opinion that:

a.	No gain or loss will be recognized for federal income tax purposes by a Progress shareholder upon the exchange of shares of Progress Common Stock solely for shares of UCBI Common Stock, other than gain, if any, recognized with respect to the cash received in lieu of the issuance of a fractional share of UCBI Common Stock, which will be taxed in the manner described in paragraph b. below.

b.	A Progress shareholder receiving only cash in exchange for his or her Progress Common Stock in the Merger as a result of a decision by such shareholder to exercise his or her statutory right to dissent in connection with the Merger generally will recognize gain or loss equal to the difference between the amount of cash so received and the basis in his or her Progress Common Stock surrendered in the Merger. Any gain recognized by such a Progress shareholder generally will be long-term capital gain if the Progress shareholder’s holding period with respect to the Progress Common Stock surrendered in the Merger is more than one year.[15]

c.	Cash, if any, received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed as part of the Merger and then redeemed by UCBI. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed.[16]

d.	The basis of the UCBI Common Stock, not including any basis allocable to any fractional share of Company Common Stock that is treated as issued in the Merger and immediately redeemed, that is received by a Progress shareholder in the Merger will equal the shareholder’s basis in the UCBI Common Stock surrendered therefor.[17]

e.	The holding period of the UCBI Common Stock received by a Progress shareholder will include the period during which such shareholder held the Progress Common Stock surrendered therefor, provided the Progress Common Stock was a capital asset in the hands of such shareholder at the time of the Merger.[18]

15 Code §§ 1001, 1221-1223.

16 Code § 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.

17 Code § 358(a)(1).

18 Code § 1223(1).

Progress Financial Corporation

f.	No gain or loss will be recognized by UCBI or Progress as a consequence of the Merger.[19]

In the event that a Progress shareholder has shares of Progress Common Stock acquired at different times or with differing tax bases, the above determinations will need to be made separately with respect to each such share (or block of shares) exchanged by such shareholder in the Merger.

Our opinions are based upon the existing provisions of the Code, the Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, all as in effect as of the date hereof. Any change in applicable law which could be retroactive in application, could modify the legal conclusions upon which our opinions are based.

In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Progress shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Progress common stock as “capital assets” within the meaning of Section 1221 of the Code, and shareholders who acquired their shares of Progress stock pursuant to the exercise of Progress options or otherwise as compensation.

This opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.

We hereby consent to the filing of the opinion as an exhibit to UCBI’s Registration Statement on Form S-4 as filed with the SEC. We also consent to the references to our firm in the Proxy Statement-Prospectus contained in the Form S-4 under the caption “Material U. S. Federal Income Tax Consequences of the Merger” and “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,
/s/ Maynard Copper & Gale, LLP

19 Code § 361(a).